UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Barrier Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
06850R108

(CUSIP Number)
Devin Buckley
Stiefel Laboratories, Inc.
255 Alhambra Circle
Suite 1000
Coral Gables, FL 33134
(305) 443-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Gregory B. Astrachan
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
June 23, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	06850R108	SCHEDULE 13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON Stiefel Laboratories, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,571,922 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,571,922 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,571,922

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	06850R108	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON Charles W. Stiefel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,571,922 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,571,922 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,571,922 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and the Issuer
     This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Barrier Therapeutics, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive officers of the Issuer are located at 600 College Road East, Suite 3200, Princeton, NJ 08540.

Item 2.	Identity and Background
     This statement is filed on behalf of Stiefel Laboratories, Inc., a Delaware corporation (“Stiefel”) and Charles W. Stiefel (collectively, the “Reporting Persons”). The address of the principal business and principal office of Stiefel is 255 Alhambra Circle, Suite 1000, Coral Gables, FL 33134. The principal business of Stiefel is the manufacture and marketing of a variety of prescription and non-prescription dermatological products. Charles W. Stiefel is a citizen of the United States of America. Charles W. Stiefel is the Chairman of the Board and Chief Executive Officer of Stiefel. Charles W. Stiefel, though his direct ownership of a majority of outstanding Class B shares of Stiefel (the Class B shares are entitled to elect a majority of the board of directors of Stiefel), and his ability pursuant to certain other arrangements to direct the voting of certain additional Class A and Class B shares of Stiefel, may be deemed to control Stiefel. As a result, Charles W. Stiefel may be deemed to share beneficial ownership of all shares of Common Stock beneficially owned by Stiefel.
     The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Stiefel are set forth in Annex A hereto.
     During the last five years, none of the Reporting Persons nor, to the best knowledge of Stiefel and Charles W. Stiefel, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     On June 23, 2008, Stiefel entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Bengal Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Stiefel (“Purchaser”), pursuant to which (A) Stiefel and Purchaser agreed to offer to purchase for cash all outstanding shares of Common Stock of the Issuer at a price of $4.15 per share, net to the seller in cash, without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and the time of the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn shares of Common Stock pursuant to the Offer (as defined below) and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any, upon the terms and subject to the conditions set forth in the offer to purchase and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), and (B) upon the terms and subject to the conditions of the Merger Agreement, the parties agreed that after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”).
     At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Stiefel, Purchaser and the Issuer, and shares subject to appraisal rights) will be converted into the right to receive $4.15 per share net in cash without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the effective time of the Merger and (ii) any applicable federal back-up withholding or other taxes payable by such holder.
     It is currently anticipated that the cash consideration payable by Stiefel to holders of Common Stock in the Offer and the Merger pursuant to the terms of the Merger Agreement will be financed through Stiefel’s available working capital and other sources of liquidity.
     Under the terms of the Merger Agreement, upon the time of the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn shares of Common Stock pursuant to the Offer, Stiefel will be entitled to designate for appointment to the board of directors of the Issuer a pro rata number of directors based upon the percentage that the shares of Common Stock owned by Stiefel and its affiliates bears to the total number of shares of Common Stock then-outstanding (including shares of Common Stock accepted for payment in the Offer) subject to the requirement that a minimum of two “independent” members of the current board of directors of the Issuer remain in office until the consummation of the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Purchaser immediately prior to the Merger will be the directors of the Surviving Company, (ii) the officers of the Issuer immediately prior to the Merger will be the officers of the Surviving Corporation, (iii) the certificate of incorporation and the bylaws of Purchaser in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will be the name of the Issuer. After the completion of the Merger, Stiefel expects that the Issuer’s Common Stock will cease to be listed on The NASDAQ Stock Market, LLC and subsequently will cease to be registered under the Exchange Act.
     In connection with the execution and delivery of the Merger Agreement, Stiefel entered into a tender and support agreement, dated as of June 23, 2008 (the “Cauwenbergh Support Agreement”), with Geert Cauwenbergh Ph.D., solely in such stockholder’s capacity as a stockholder of the Issuer, and Stiefel entered into a tender and support agreement, effective as of June 23, 2008 (the “JPMP Support Agreement” and, together with the Cauwenbergh Support Agreement, the “Stockholder

Support Agreements”), with JPMP Capital Corp. and its affiliates (“JPMP” and, together with Dr. Cauwenbergh, the “Supporting Stockholders”), solely in such stockholder’s capacity as a stockholder of the Issuer. Pursuant to each Stockholder Support Agreement, each of the Supporting Stockholders has agreed, among other things (a) to tender (and not withdraw) all shares of Common Stock beneficially owned or thereafter acquired by them in the Offer and to (b) to vote such shares of Common Stock in support of the Merger and against any competing transaction unless such Stockholder Support Agreement is otherwise terminated. In addition, pursuant to the Cauwenbergh Support Agreement, Dr. Cauwenbergh has agreed to appoint Purchaser as its proxy with respect to the voting of the shares of Common Stock beneficially owned by him.
     In connection with the process leading to the execution of the Merger Agreement, the Issuer and Stiefel entered into a Confidentiality and Standstill Agreement dated as of April 24, 2008 (the “Confidentiality and Standstill Agreement”). Pursuant to the Confidentiality and Standstill Agreement, as a condition to being furnished confidential information by the Issuer, Stiefel agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Issuer and Stiefel. In addition, Stiefel agreed that, as of the date thereof and for a period of six (6) months from the date the parties terminate discussions concerning a potential transaction, Stiefel would not (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, to cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, directly or indirectly, (i) to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the Issuer or assets of the Issuer; (ii) any tender or exchange offer, merger or other business combination involving the Issuer; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Issuer; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) or otherwise act, alone or in concert with others, to seek to control or influence the management, the board of directors of the Issuer or policies of the Issuer; (c) take any action which might force the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing.
     On June 23, 2008, Stiefel issued a press release (the “Press Release”) announcing the execution of the Merger Agreement.
     The descriptions of the Press Release, the Merger Agreement, the Cauwenbergh Support Agreement, the JPMP Support Agreement and the Confidentiality and Standstill Agreement do not purport to be complete and are qualified in their entirety by reference to the Press Release, the Merger Agreement, the Cauwenbergh Support Agreement, the JPMP Support Agreement and the Confidentiality and Standstill Agreement, which are referenced herein as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhbit 99.5 respectively, and are incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.
     The purpose of the Offer and the Merger is for Stiefel, through Purchaser, to acquire control of, and the entire equity interest in, the Issuer. The Supporting Stockholders agreed to enter into the Stockholder Support Agreements to induce Stiefel to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger.
     Other than pursuant to the Merger Agreement and the Stockholder Support Agreements, as described in Items 3 and 6, neither Stiefel nor, to the best knowledge of Stiefel, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Stiefel reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.
     (a) and (b). By virtue of the Stockholder Support Agreements, as of June 23, 2008 the Reporting Persons may be deemed to share with the Supporting Stockholders the power to vote or direct the voting or disposition of 3,281,452 issued and outstanding shares of Common Stock and 290,470 shares of Common Stock issuable upon the exercise of options, beneficially owned by the Supporting Stockholders, to purchase shares of Common Stock (collectively, the “Support Agreements Shares”). Neither Reporting Person is entitled to any other rights as a stockholder of the Issuer as to the Support Agreements Shares, and does not have any right to dispose or direct the disposition of the Support Agreements Shares, except for the restrictions described in Item 6. The Support Agreements Shares represent approximately 10.1% of the issued and outstanding shares of Common Stock as of June 16, 2008, as represented by the Issuer in the Merger Agreement.
     Pursuant to Rule 13d-4 under the Exchange Act, each Reporting Person hereby states that this Schedule 13D shall not be deemed an admission that such Reporting Person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Support Agreements Shares, and each Reporting Person expressly disclaims beneficial ownership of the Support Agreements Shares.
     Except as described above, to the best knowledge of each Reporting Person, no shares of Common Stock are beneficially owned by any of the persons named in Annex A.
     (c). Other than with respect to the Support Agreements Shares pursuant to the execution of Stockholder Support Agreements, neither Reporting Person, nor, to the best knowledge of such Reporting Person, any person named in Annex A, has effected any transaction in the shares of Common Stock during the past 60 days.
     (d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to each of the Stockholder Support Agreements, and subject to the terms and conditions contained therein, each of the Supporting Stockholders has agreed, among other things (a) to tender (and not withdraw) all shares of Common Stock beneficially owned or thereafter acquired by them in the Offer and to (b) to vote such shares of Common Stock in support of the Merger and against any competing transaction. In addition, pursuant to the Cauwenbergh Support Agreement, Dr. Cauwenbergh has agreed to appoint Purchaser as its proxy with respect to the voting of the shares of Common Stock beneficially owned by him.
     The Cauwenbergh Support Agreement and the JPMP Support Agreement provide that each agreement will terminate immediately upon the earliest of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement; and (iii) any amendment to the Merger Agreement executed after June 23, 2008 that is material and adverse to the Supporting Stockholders.
     Pursuant to the Confidentiality and Standstill Agreement, Stiefel agreed that, as of the date thereof and for a period of six (6) months from the date the parties terminate discussions concerning a potential transaction, Stiefel would not (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, to cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, directly or indirectly, (i) to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the Issuer or assets of the Issuer; (ii) any tender or exchange offer, merger or other business combination involving the Issuer; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Issuer; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) or otherwise act, alone or in concert with others, to seek to control or influence the management, the board of directors of the Issuer or policies of the Issuer; (c) take any action which might force the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing.
     The descriptions of the Cauwenbergh Support Agreement, the JPMP Support Agreement and the Confidentiality and Standstill Agreement do not purport to be complete and are qualified in their entirety by reference to Cauwenbergh Support Agreement, the JPMP Support Agreement and the Confidentiality and Standstill Agreement which are attached hereto as Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated by reference into this Item 6.
     Except for the Stockholder Support Agreements, the Confidentiality and Standstill Agreement and the Merger Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Press Release, dated June 23, 2008, issued by Stiefel Laboratories, Inc.

99.2	Agreement and Plan of Merger, dated as of June 23, 2008, by and among Stiefel Laboratories, Inc., Bengal Acquisition Inc. and Barrier Therapeutics, Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Barrier Therapeutics, Inc. on June 24, 2008).

99.3	Stockholder Support Agreement, dated as of June 23, 2008, by and between Stiefel Laboratories, Inc. and Geert Cauwenbergh Ph.D.

99.4	Stockholder Support Agreement, dated as of June 30, 2008, by and between Stiefel Laboratories, Inc. and JPMP Capital Corp.

99.5	Confidentiality and Standstill Agreement, dated as of April 24, 2008, by and between Stiefel Laboratories, Inc. and Barrier Therapeutics, Inc.

99.6	Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: July 3, 2008

STIEFEL LABORATORIES, INC.

By: Name:	/s/ Devin Buckley Devin Buckley
Title:	Senior Vice President and General Counsel

/s/ CHARLES W. STIEFEL

CHARLES W. STIEFEL

Annex A
     The name, business address and present principal occupation or employment of each of the directors and executive officers of Stiefel are as set forth below. Each person’s business address is c/o Stiefel Laboratories, Inc., 255 Alhambra Circle, Coral Gables, Florida 33134. Except as indicated below, each person is a citizen of the United States of America.
Directors of Stiefel

Name	Principal Occupation
Richard J. MacKay (1)	Vice Chairman of Stiefel, President, Stiefel Canada, Inc.
Gabriel McGlynn (2)	Senior Vice President, Eurasia of Stiefel Laboratories (UK) Limited
Charles W. Stiefel	Chairman of the Board & Chief Executive Officer of Stiefel
Todd R. Stiefel	Chief Strategy Officer of Stiefel
Brent D. Stiefel	Chief of Pharmaceutical Operations of Stiefel
William D. Humphries	President of Stiefel
Jeffrey S. Thompson	Operating Partner, Healthcare Products Group, HealthEdge Investment Partners, LLC
Catherine M. Stiefel	Certified Public Accountant (Retired)
Anjan Mukherjee	Managing Director, The Blackstone Group

(1)	Citizen of Canada

(2)	Citizen of Ireland
Executive Officers of Stiefel

Name	Title at Stiefel (Principal Occupation)
Charles W. Stiefel	Chairman of the Board and CEO
William D. Humphries	President
Brent D. Stiefel	Chief of Pharmaceutical Operations
Todd R. Stiefel	Chief Strategy Officer
Devin G. Buckley	Senior Vice President and General Counsel
Richard J. McKay (3)	Vice Chairman of Stiefel, President, Stiefel Canada, Inc.
Gabriel McGlynn (4)	Senior Vice President, Eurasia of Stiefel Laboratories (UK) Limited
Michael T. Cornelius	Senior Vice President and Chief Financial Officer
Gavin Corcoran, M.D. (5)	Chief Scientific Officer
Stephen B. Karasick	Senior Vice President, People and Technology
Jeffrey S. Klimaski	Vice President, Global Ethics & Compliance Officer

(3)	Citizen of Canada

(4)	Citizen of Ireland

(5)	Citizen of United States and South Africa